SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Osage Exploration and Development, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
68771L107
(CUSIP Number)

P. Mark Moore 101 N. Robinson, Suite 800 Oklahoma City, OK 73102 (405) 605-1235
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 8, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP NO: 687712l07	13D

1.	NAMES OF REPORTING PERSONS SUNSTONE CORPORATION
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION OKLAHOMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,875,000
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 3,875,000
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.7%
14.	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.0001 per share (“Common Stock”) of Osage Exploration and Development, Inc. (the “Issuer”), the principal executive offices of which are located at 2445 Fifth Avenue, Suite 310, San Diego, California 92101.

Item 2.	Identity and Background.
(a)	Name: Sunstone Corporation
(b)	State of Organization: Oklahoma
(c)	Principal business: Investment.
(d)	Principal business address: 101 N. Robinson, Suite 800, Oklahoma City, Oklahoma 73102.
(e)	Criminal Convictions: N/A
(f)	Civil Proceedings: N/A

(a)	Name: P. Mark Moore, Director and President
(b)	Principal business address: 101 N. Robinson, Suite 800, Oklahoma City, Oklahoma 73102.
(c)	Occupation: Manager of Black Oak Partners, LLC, a private investment management company the address of which is 101 N. Robinson, Suite 800, Oklahoma City, Oklahoma 73102.
(d)	Criminal Convictions: N/A
(e)	Civil Proceedings: N/A
(f)	Citizenship: United States

(a)	Name: David C. Story, Vice President
(b)	Principal business address: 101 N. Robinson, Suite 800, Oklahoma City, Oklahoma 73102.
(c)	Occupation: Manager of Black Oak Partners, LLC, a private investment management company the address of which is 101 N. Robinson, Suite 800, Oklahoma City, Oklahoma 73102.
(d)	Criminal Convictions: N/A
(e)	Civil Proceedings: N/A
(f)	Citizenship: United States
Item 3.	Source and Amount of Funds or Other Consideration.

On April 8, 2008, the reporting person entered into a membership interest purchase agreement (the “Purchase Agreement”) with the Issuer pursuant to which the Issuer acquired from the reporting person 100% of the membership interests in Cimarrona Limited Liability Company, an Oklahoma limited liability company (“Cimarrona LLC”). The purchase price consisted of 2,750,000 shares of Common Stock and a warrant to purchase 1,125,000 shares of Common Stock exercisable at $1.25 per share, subject to adjustment, and expiring April 8, 2013 (the “Warrant”). The Purchase Agreement and Warrant are

incorporated herein by reference to Exhibits 10.18 and 10.18.1, respectively, to the Issuer’s Form 8-K filed with the Commission on April 10, 2008.

Item 4.	Purpose of Transaction.

The securities described in this statement were acquired for investment purposes as consideration in the transaction described in Item 3. In addition to the shares of Common Stock described in this statement, the reporting person received the Warrant described in Item 3, pursuant to which the reporting person may acquire up to 1,125,000 additional shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.
(a)

The reporting person has acquired 2,750,000 shares of Common Stock and a Warrant to acquire an additional 1,125,000 shares of Common Stock, which represent, in the aggregate, approximately 9.7% of the outstanding Common Stock.

(b)	The reporting person possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of the shares of Common Stock described herein.
(c)	N/A
(d)	N/A
(e)	N/A
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See the description of the Warrant in Item 3. The Purchase Agreement described in Item 3 provides the reporting person “piggy back” registration rights with respect to its shares of Common Stock, such that under the conditions of the Purchase Agreement the Issuer has agreed to include the reporting person’s shares of Common Stock in a future registration of additional shares of Common Stock with the Commission. In addition, the Purchase Agreement provides the reporting person the preemptive right to acquire its pro rata share of any Common Stock or any options, warrants, or other securities convertible into shares of Common Stock issued by Issuer. The preemptive right exists for a period of two years so long as the reporting person holds at least 1,000,000 shares of Common Stock.

Item 7.	Materials to be Filed as Exhibits.

The Purchase Agreement and Warrant are incorporated herein by reference to Exhibits 10.18 and 10.18.1, respectively, to the Issuer’s Form 8-K filed with the Commission on April 10, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 29, 2008	SUNSTONE CORPORATION
By: /s/ P. Mark Moore

P. Mark Moore, President